# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollo Global Management, Inc., CIK 0001858681
CUSIP: 03769M106
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 01/15/2025
Amends the filing with accession number 0000950142-22-000253
Filed by CIK 0001901017
Persons authorized to receive notices and communications: c/o Elysium Management LLC, 445 Park Avenue, Suite 1401, New York, New York (NY), 10022, 646-589-8607

## Reporting persons
- LDB 2014 LLC (CIK 0001901017): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,647,120; shared voting power 0; sole dispositive power 6,647,120; shared dispositive power 0; aggregate amount beneficially owned 6,647,120 (1.2% of the class)
  Comment: Based on 565,816,456 shares of common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the "Issuer") issued and outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 6, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.00001 per share
Name of issuer: Apollo Global Management, Inc.
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by LDB 2014 LLC, a Delaware limited liability company ("LDB 2014 LLC" or the "Reporting Person"), relating to the shares of the common stock, par value $0.00001 per share ("Common Stock"), of Apollo Global Management, Inc., a Delaware corporation (the "Issuer") on January 11, 2022, as amended by Amendment No. 1 thereto filed with the Commission on March 3, 2022 (as so amended, the "Schedule 13D"). This Amendment No. 2 is being filed to update the disclosure in Item 6. The Schedule 13D is hereby amended as follows:

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the date of this Amendment No. 2, no shares of Common Stock beneficially owned by the Reporting Person are held in a margin account subject to a standard margin loan arrangement.

## Signatures
- LDB 2014 LLC: /s/ Barry J. Cohen, Barry J. Cohen, Attorney-in-Fact (01/23/2025)